Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Explanatory Note

During June 2012, we acquired from Teekay Corporation (NYSE: TK) (Teekay) seven conventional oil tankers and six product tankers and related time-charter contracts, debt facilities and an interest rate swap, for an aggregate price of approximately $454.2 million less the assumption of outstanding debt of approximately $428.1 million (or the 2012 Acquired Business). As consideration for the 2012 Acquired Business, we issued to Teekay $25 million in new Class A common shares at a price of $5.60 per share and made a cash payment of $1.1 million to Teekay. In addition, in the third quarter of 2012, the Company reimbursed Teekay for $8.4 million of working capital it assumed from Teekay in connection with the 2012 Acquired Business. Teekay has granted us a right of first refusal on certain conventional tanker opportunities developed by Teekay prior to June 15, 2015. The acquisition of the 2012 Acquired Business was accounted for as a reorganization between entities under common control. As a result, our consolidated statements of (loss) income and cash flows for the years ended December 31, 2011, 2010 and 2009 and balance sheets as at December 31, 2011 and 2010 reflect the 2012 Acquired Business as if we had acquired it when the 13 vessels began respective operations under the ownership of Teekay. Twelve of these vessels began operations prior to the periods covered by these consolidated financial statements and consequently are reflected in all periods presented. The remaining vessel began operations on January 6, 2009. All information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations has been retroactively adjusted to include the 2012 Acquired Business for the applicable periods. This includes, among other things, the number of vessels we own, the time-charter agreements we entered into during 2011, our results of operations for 2011, 2010 and 2009, our liquidity and capital resources as at December 31, 2011 and 2010, our commitments and contingencies and our critical accounting estimates. All information that was forward looking in nature at the time our Management’s Discussion and Analysis of Financial Condition and Results of Operations was filed with the SEC on April 13, 2012, as part of our 2011 Annual Report on Form 20-F, has not been updated to reflect any events or changes in circumstances that have occurred after such date. Our audited financial statements as at December 31, 2011 and 2010 and for the three years ended December 31, 2011, retroactively adjusted for the acquisition of the 2012 Acquired Business, are included as Exhibit 99.1 filed with this Report. For additional information about the accounting for the 2012 Acquired Business, please read Note 1 to the financial statements included in Exhibit 99.1.

General

Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. We were formed in October 2007 by Teekay—a leading provider of marine services to the global oil and gas industries and the world’s largest operator of medium-sized oil tankers—and we completed our initial public offering in December 2007. Including the 2012 Acquired Business, as at March 1, 2012, we owned twelve Aframax tankers, ten Suezmax tankers and six product tankers, time-chartered in two Aframax vessels from third parties, and owned a 50% interest in one VLCC newbuilding scheduled to deliver during the second quarter of 2013. Including the 2012 Acquired Business, as of March 1, 2012, nine of our Aframax tankers, six of our Suezmax tankers and three of our product tankers operated under fixed-rate time-charter contracts with our customers. These time-charter contracts expire as follows: eight during 2012, three during 2013, three during 2014, two during 2015 and two during 2016. Three fixed-rate contracts for the Suezmax tankers and one fixed-rate contract for the Aframax tankers include a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts. Our remaining vessels that were not subject to time-charter contracts as of March 1, 2012 included five Aframax tankers, including the two time-chartered in Aframax tankers, four Suezmax tankers, and three product tankers, all of which participated in an Aframax, a Suezmax and a product tanker pooling arrangement, respectively. These pooling arrangements are managed by subsidiaries of Teekay. As of March 1, 2012, these pooling arrangements included 31 Aframax tankers, 17 Suezmax tankers and 16 product tankers, respectively. Through the participation of some of our vessels in these pooling arrangements, we expect to benefit from Teekay’s reputation and the scope of its operations in increasing our cash flows. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Teekay currently holds a majority of the voting power of our common stock, which includes Class A common stock and Class B common stock.

We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of our business. Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay Corporation, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay Corporation.

Significant Developments in 2011 and 2012

Public Offerings

In February 2012, we completed a public offering of 17.25 million shares of our Class A common stock at a price of $4.00 per share, for gross proceeds of $69.0 million. We used the net offering proceeds to repay $55.0 million of our outstanding debt under the revolving credit facility and the balance for general corporate purposes.

In February 2011, we completed a public offering of 9.9 million shares of our Class A common stock at a price of $11.33 per share, for gross proceeds of $112.1 million. On February 28, 2011, we used the net proceeds from the equity offering to prepay $103.0 million of outstanding debt under our revolving credit facility and the balance for general corporate purposes.

Other Significant Transactions

During 2011, we entered into two agreements to time-charter in two Aframax tankers from third parties and we traded both vessels in the Teekay Aframax pool. One of the time-charter in contracts commenced in July 2011 and was for a period of six months with our option to extend up to an additional 12 months. The second time-charter in contract commenced in August 2011 and was for a period of four months with our option to extend up to an additional 12 months. Both of the time-charter in contracts had fixed rates of $14,000 per day for their respective firm periods. As of March 1, 2012, we had exercised the extension options on both time-charter in contracts for a period of three months at reduced fixed rates of approximately $10,000 and $10,500 per day, respectively. The rates for the remaining option periods are at higher escalating rates.

During 2011, we entered into seven time-charter out agreements, one for 60 months, three for 36 months, one for 24 months and two for 12 months, for five of our owned Aframax tankers and two of our owned Suezmax tankers. Three of these vessels were previously trading in the Aframax pooling arrangement and four vessels were previously employed on time-charter out agreements. The seven time-charter out agreements are at fixed rates of approximately $17,000 to $21,000 per day.

We anticipate additional opportunities to further expand our fleet through acquisitions of tankers from third parties and additional tankers that Teekay may offer to sell to us from time to time. These tankers may include crude oil and product tankers.

Our Charters

We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•

Voyage charters participating in pooling arrangements are charters for shorter intervals that are priced on a current or “spot” market rate then adjusted for pool participation based on predetermined criteria; and

•

Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off hire (4)	Customer does not pay	Customer does not pay

(1)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(4)	“Off hire” refers to the time a vessel is not available for service.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from time charters, voyage charters, pool arrangements, and interest income from investment in term loans. Revenues are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of business between time charters, voyage charters and vessels operating in pool arrangements. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the ship owner under voyage charters and the customer under time charters.

Net Revenues. Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the type of the charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than revenues, the most directly comparable financial measure under United States generally accepted accounting principles (or GAAP).

Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Income from Vessel Operations. To assist us in evaluating our operations, we analyze the income we receive after deducting operating expenses, but prior to interest expense and income, realized and unrealized gains and losses on derivative instruments and other expenses.

Dry docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the age of the vessel. We capitalize a substantial portion of the costs incurred during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. We expense, as incurred, costs for routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels; and

•	charges related to the amortization of dry-docking expenditures over the estimated number of years to the next scheduled dry docking.

Time-Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days. We calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue yet is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.

Average Number of Ships. Historical average number of ships consists of the average number of vessels that were in our possession during a period. We use average number of ships primarily to highlight changes in vessel operating expenses and depreciation and amortization.

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. From January 1, 2009 to the date of this filing, we have acquired, in addition to the 2012 Acquired Business, six Suezmax tankers and two Aframax tankers from Teekay. All of these acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting our financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay and had begun operations. Our statement of (loss) income for each year in the three years ended December 31, 2011 includes the 2012 Acquired Business. In addition, our statement of (loss) income for 2010 reflects the financial results of three of the six Suezmax tankers and the two Aframax tankers described above for the periods under common control of Teekay prior to the acquisition of the vessels by us, and our statement of (loss) income for 2009 reflects the financial results of four of the six Suezmax tankers and the two Aframax tankers described above for the periods under common control of Teekay prior to the acquisition of the vessels by us. All financial or operational information contained herein for the periods prior to the date the interests in these vessels were actually acquired by us and during which we and the applicable vessels were under common control of Teekay, are retroactively adjusted to include the results of these acquired vessels and are collectively referred to as the Dropdown Predecessor.

•

Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This affects the amount of dividends, if any, we pay on our common stock from period to period.

•

Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended December 31 and March 31.

•

Vessel operating and other costs are facing industry-wide cost pressures. The oil shipping industry continues to experience a global manpower shortage of qualified seafarers due to growth in the world fleet, which in turn has resulted in upward pressure on manning costs. Going forward, we expect that there will be increases in crew compensation which will result in higher crewing costs as we keep pace with market conditions. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs are likely to occur.

•

The amount and timing of dry dockings of our vessels can significantly affect our revenues between periods. Our vessels are normally off hire when they are being dry docked. We had three vessels dry docked in 2011, compared to five vessels dry docked in 2010 and nine vessels dry docked in 2009. The total number of days of off hire relating to dry docking during the years ended December 31, 2011, 2010 and 2009 were 64, 180 and 240 days, respectively. As a result of including the financial results of the Dropdown Predecessor, the total number of days of off hire relating to dry docking increased by 64, 52 and 91 days, for the years ended 2011, 2010 and 2009, respectively.

Results of Operations

In accordance with GAAP, we report gross revenues in our consolidated income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Year Ended December 31, 2011 versus Year Ended December 31, 2010

The following table presents our operating results for the years ended December 31, 2011 and 2010 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Years Ended December 31,
(in thousands of U.S. dollars, except percentages)	2011	2010
Revenues	203,749	235,053
Interest income from investment in term loans	11,323	5,297
Less: voyage expenses	(3,449)	(5,301)

Net revenues	211,623	235,049
Vessel operating expenses	84,089	81,650
Time-charter hire expenses	4,046	—
Depreciation and amortization	74,482	77,317
General and administrative	16,125	16,620
Vessel impairments and net loss on sale of vessels	58,034	1,864
Goodwill impairment charge	19,294	—

Income from vessel operations	(44,447)	57,598

Interest expense	(40,539)	(51,140)
Interest income	71	100
Realized and unrealized loss on derivative instruments	(27,783)	(28,684)
Other expenses—net	(377)	(1,016)

Net loss	(113,075)	(23,142)

Tanker Market

Crude tanker rates strengthened during the fourth quarter of 2011 due to seasonal factors and an increase in global oil production to record highs. In the Atlantic, weather in the North Sea and Baltic Sea and transit delays through the Turkish Straits led to an increase in European Aframax and Suezmax rates. The return of Libyan oil production to approximately 1.0 million barrels per day (mb/d) by the end of the year also provided support to tanker rates in the Mediterranean. In the Pacific, an increase in Asian oil imports to meet peak winter demand caused rates to firm up, particularly in the large crude oil tanker sectors. Weather disruptions in the Atlantic have continued to give support to crude tanker rates in early 2012.

The world tanker fleet grew by 26.1 million deadweight tonnes (mdwt), or 5.8%, during 2011, compared to an increase of 17.7 mdwt, or 4.1%, during 2010. A total of 39.6 mdwt of new tankers entered the global fleet in 2011, a decrease from 41.5 mdwt in the prior year. A total of 13.6 mdwt of tankers were removed for scrapping or conversion during 2011, a decrease from 23.8 mdwt in the prior year. Approximately 50 mdwt of tankers are scheduled for delivery during 2012; however, we anticipate an order book slippage rate of around 33% due to construction delays and order cancellations and estimate actual deliveries of approximately 33.5 mdwt. Assuming scrapping of 12 mdwt occurs, we estimate that the tanker fleet will grow by approximately 21.5 mdwt, or 4.5%, during 2012.

Based on the average range of forecasts from the International Energy Agency (IEA), the Energy Information Agency (EIA) and the Organization of Petroleum Exporting Countries (OPEC), global oil demand is expected to grow by 1.0 mb/d in 2012, with growth expected to be driven entirely by non-OECD regions. This increase in oil demand is expected to increase demand for tankers through 2012. In addition, we anticipate that average voyage distances will lengthen during 2012 due to a narrowing in the price spread between crude oil produced in the Atlantic—such as Brent—and Middle Eastern grades, which we expect will make Atlantic basin crude more attractive to Asian buyers.

With tanker supply growth expected to exceed demand growth for at least the first half of 2012, the current seasonal strength is expected to give way to spot tanker rate weakness and volatility similar to that experienced in 2011. These conditions are expected to persist through much of 2012 before an anticipated reduction in tanker supply growth begins to provide support for potentially stronger rates in the latter part of the year.

Fleet and TCE Rates

As at December 31, 2011, we owned twelve Aframax-class, ten Suezmax-class tankers, six product tankers and we time-chartered in two Aframax vessels from third parties. The number of vessels we own, as well as our financial and operational results, includes the Dropdown Predecessor in all relevant periods presented. Please read Note 1 to our consolidated financial statements included in Exhibit 99.1 to this Report. As discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by our vessels for 2011 and 2010:

	Year Ended December 31, 2011			Year Ended December 31, 2010
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts—Aframax	$17,254	1,343	$12,850	$21,335	1,246	$17,118
Voyage-charter contracts—Suezmax	$21,035	1,456	$14,447	$38,528	1,551	$24,844
Voyage-charter contracts—LR2 Product	$13,074	1,026	$12,745	$14,848	1,092	$13,603
Voyage-charter contracts—MR Product	—	—	—	$1,401	126	$11,095
Time-charter contracts—Aframax	$72,792	3,271	$22,256	$84,590	3,333	$25,378
Time-charter contracts—Suezmax	$53,362	2,186	$24,414	$54,039	2,094	$25,811
Time-charter contracts—MR Product	$27,887	1,090	$25,594	$20,152	894	$22,531

Total	$205,405	10,372	$19,806	$234,893	10,336	$22,719

(1)	Excludes a total of $3.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.4 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loan of $11.3 million and $5.3 million for 2011 and 2010, respectively.
(3)	Excludes a total of $3.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.5 million in off-hire bunker and other expenses.

Net Revenues. Net revenues decreased to $211.6 million for 2011 compared to $235.0 million for 2010, primarily due to:

•

a decrease of $19.0 million for 2011 from lower average TCE rates earned by our Suezmax and Aframax vessels operating on spot-market-based voyage charters, resulting from the relatively weaker spot markets during 2011 compared to the prior year;

•

a decrease of $10.2 million for 2011 resulting from the decrease in average TCE rates earned by our Aframax vessels employed on time-charter contracts in 2011 compared to 2010 as a result of new and renewed time-charter contracts at lower average TCE rates;

•	a decrease of $4.6 million for 2011 compared to the prior year as a result of fewer revenue days from the sales of the Falster Spirit and Sotra Spirit in April and August 2010, respectively; and

•	a decrease of $3.0 million for 2011 relating to lower profit-sharing amounts earned by the six applicable Suezmax tankers compared to the prior year, resulting from weaker average spot rates in 2011;

partially offset by

•	an increase of $6.0 million for 2011 compare to the prior year, resulting from interest income from an investment in term loans which earns and annual yield of approximately 10%;

•

an increase of $5.1 million for 2011 resulting from the Hugli Spirit operating under a spot-market-based voyage charter for a portion of 2010 at a lower average TCE rate, in addition to overall higher average time-charter contract rates in 2011; and

•

an increase of $2.5 million for 2011 resulting from two additional vessels earning revenue as we entered into agreements to time-charter in two Aframaxes from third parties, compared to the prior year.

Vessel Operating Expenses. Vessel operating expenses were $84.1 million for 2011 compared to $81.7 million for 2010, primarily due to a $3.1 million increase from the change of the Hugli Spirit crew to Australian in 2010, which occurred in conjunction with the vessel being chartered to an Australian customer, partially offset by a decrease of $2.4 million for 2011 relating to the Falster Spirit and the Sotra Spirit, which were sold in April and August 2010, respectively. The remaining of the increase was the result of an increase in manning for certain of our conventional tankers and the timing of services and maintenance.

Time-Charter Hire Expenses. Time-charter hire expenses were $4.0 million in 2011 compared to nil in 2010. During 2011, we entered into two agreements to time-charter in two Aframax tankers from third parties. The time-charters commenced in July 2011 and August 2011, respectively, and remained in our fleet for the remainder of 2011 as a result of extension options being exercised.

Depreciation and Amortization. Depreciation and amortization was $74.5 million for 2011 compared to $77.3 million for 2010, primarily due to a $1.6 million decrease from the sale of the Falster Spirit and the Sotra Spirit in April and August 2010, respectively, a $1.5 million decrease from an increase in our vessel scrap value assumption in 2011, and a $0.9 million decrease from vessel impairments during 2011, partially offset by a $0.9 million increase in drydock amortization.

Vessel Impairments and Net Loss on Sale of Vessels. Vessel impairments and net loss on sale of vessels was $58.0 million for 2011. We recognized vessels impairments on three medium-range product tankers built in 2000, 2004 and 2005, respectively. We identified the following indicators of impairment related to these vessels: a change in the operating plans for certain of these vessels: escalating dry dock costs; a continued decline in the fair market value of vessels; and a general decline in the future outlook for shipping and the global economy. The vessels were written down to an estimate of the amount they could be sold for.

Goodwill Impairment Charge. Goodwill impairment charge was $19.3 million for 2011 compared to $nil in 2010. As a result, the goodwill balance on the consolidated balance sheets at December 31, 2011 is $nil. During 2011, we concluded that indicators of impairment, being the continuing weak tanker market, which continues to experience an oversupply of vessels relative to tanker demand, were present for the conventional tanker fleet. and consequently, we performed a goodwill impairment analysis on the conventional tanker fleet. However, we concluded that the carrying value of the goodwill, all relating to the Suezmax reporting unit, exceeded its fair value. As a result, a goodwill impairment charge of $19.3 million was recognized in our consolidated statements of loss for 2011. The fair value of this reporting unit was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected cash flows and the appropriate discount rates are in part based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions.

Interest Expense. Interest expense was $40.5 million for 2011 compared to $51.1 million for 2010. The decrease in interest expense was primarily due to a decline in interest expense attributable to the Dropdown Predecessor. Vessels constructed or acquired by Teekay generally have been financed solely with interest bearing debt. In contrast, we generally finance the acquisition of these vessels from Teekay with a combination of equity and debt. As such, the overall amount of debt and interest generally will decline after our acquisition of these vessels from Teekay. Also contributing to the decrease was the Dropdown Predecessor effectively replacing during 2011 certain of its long-term debt bearing interest at a fixed rate of 8.5% with revolving credit facilities, which had an average outstanding interest rate of approximately 1%.

Realized and unrealized (loss) gain on interest rate swaps. During 2011 and 2010, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $415.0 million and $351.0 million, respectively, and with average fixed rates of approximately 2.8% and 4.6%, respectively. Short term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $39.0 million (which includes the impact from a $31.1 million interest rate swap settlement payment made by the Dropdown Predecessor concurrently with a reset of the fixed rate on an interest rate swap from 5.07% to 2.51% in January 2011) and $14.9 million, respectively, during 2011 and 2010 under the interest rate swap agreements.

Long-term benchmark interest rates declined in 2011 and 2010, causing us to recognize an unrealized gain of $11.2 million in 2011 (which includes the impact from a $31.1 million interest rate swap settlement payment described above) and an unrealized loss of $13.8 million in 2010. Please see “Item 5. Operating and Financial Review and Prospects: Valuation of Derivative Instruments,” in our Annual Report on Form 20-F for the year ended December 31, 2011, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized (loss) gain on derivative instruments from period to period.

Year Ended December 31, 2010 versus Year Ended December 31, 2009

The following table presents our operating results for 2010 and 2009 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Years Ended December 31,
(in thousands of U.S. dollars, except percentages)	2010	2009
Revenues	235,053	264,309
Interest income from investment in term loans	5,297	—
Less: voyage expenses	(5,301)	(7,503)

Net revenues	235,049	256,806
Vessel operating expenses	81,650	79,460
Depreciation and amortization	77,317	76,201
General and administrative	16,620	19,875
Net loss on sale of vessels	1,864	—

Income from vessel operations	57,598	81,270

Interest expense	(51,140)	(36,215)
Interest income	100	70
Realized and unrealized gain (loss) on derivative instruments	(28,684)	11,958
Other expenses—net	(1,016)	(1,623)

Net income	(23,142)	55,460

Fleet and TCE Rates

As at December 31, 2010, we owned twelve Aframax-class, ten Suezmax-class tankers and six product tankers. The number of vessels we own as well as our financial and operational results includes the Dropdown Predecessor in all relevant periods presented. Please read Note 1 to our consolidated financial statements included in Exhibit 99.1 to this Report. As discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by our vessels for 2010 and 2009:

	Year Ended December 31, 2010			Year Ended December 31, 2009
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts—Aframax	$21,335	1,246	$17,118	$24,440	1,424	$17,165
Voyage-charter contracts—Suezmax	$38,528	1,551	$24,844	$78,687	2,989	$26,325
Voyage-charter contracts—LR2 Product	$14,848	1,092	$13,603	$20,888	1,095	$19,076
Voyage-charter contracts—MR Product	$1,401	126	$11,095	—	—	—
Time-charter contracts—Aframax	$84,590	3,333	$25,378	$96,948	3,399	$28,525
Time-charter contracts—Suezmax	$54,039	2,094	$25,811	$20,881	613	$34,077
Time-charter contracts—MR Product	$20,152	894	$22,531	$21,725	1,050	$20,683

Total	$234,893	10,336	$22,719	$263,568	10,570	$24,936

(1)	Excludes a total of $3.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.5 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loan of $5.3 million and $nil for 2010 and 2009, respectively.
(3)	Excludes a total of $4.5 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $2.3 million in off-hire bunker and other expenses.

Net Revenues. Net revenues decreased to $235.0 million for 2010 compared to $256.8 million for 2009, primarily due to:

•

a decrease of $11.8 million from a decrease in average TCE rates earned by our Suezmax tankers and LR2 product tankers operating on spot-market-based voyage charters, resulting from the relatively weaker spot markets in 2010 compared to 2009;

•

a net decrease of $5.8 million resulting from the employment of the Erik Spirit, Helga Spirit and Matterhorn Spirit on voyage-charters in 2010 instead of time-charters in 2009, resulting from lower average TCE rates earned by these vessels in 2010 compared to 2009;

•	a decrease of $5.1 million resulting from the extensions of existing time charters for the Everest Spirit and Nassau Spirit during 2010 at lower average TCE rates in 2010 compared to 2009;

•	decreases of $4.5 million and $2.3 million as a result of the sales of the Falster Spirit and Sotra Spirit, respectively, during 2010; and

•

a net decrease of $3.1 million resulting from the employment of the Narmada Spirit and Pinnacle Spirit on time-charter contract in 2010 at a lower average TCE rate than the average TCE rate earned when on voyage-charter in 2009;

partially offset by

•	an increase of $5.3 million resulting from interest income from an investment in term loans of $115 million we made in July, 2010, which investment earns an annual yield of approximately 10%; and

•

an net increase of $3.9 million for 2010 compared to the prior year as a result of more revenue days and lower off-hire expenses from having fewer scheduled dry dockings in 2010 compared to the prior year.

Vessel Operating Expenses. Vessel operating expenses increased to $81.7 million for 2010 compared to $79.5 million for 2009, primarily due to a $3.0 million increase from the change to Australian crew for the Hugli Spirit in 2010, which occurred in conjunction with the vessel being chartered to an Australian customer, and an increase of $2.4 million from increased crew and maintenance costs, partially offset by a decrease of $3.2 million from the Falster Spirit and the Sotra Spirit, which were sold in April and August 2010, respectively.

Depreciation and Amortization. Depreciation and amortization increased to $77.3 million for 2010 compared to $76.2 million for 2009, primarily due to $1.9 million of additional amortization of capitalized dry-docking expenditures relating to the dry dockings in 2010 and $0.6 million of additional depreciation from capital upgrades, partially offset by $1.5 million of depreciation reduction related to the sales of the Falster Spirit and the Sotra Spirit in 2010.

General and Administrative Expenses. General and administrative expenses were $16.6 million for 2010 compared to $19.9 million for 2009, primarily as a result of lower general and administrative expenses attributable to the Dropdown Predecessor as a result of certain cost reduction initiatives.

Interest Expense. Interest expense was $51.1 million and $36.2 million, respectively, for 2010 and 2009. The increase in interest expense was primarily due to a refinancing of certain debt of the Dropdown Predecessor, which had an average rate of 5.5%, with debt bearing interest at 8.5%. The increase was partially offset by:

•	a decrease in the debt balance of the Dropdown Predecessor from Teekay, combined with the decrease in associated interest rates, resulted in a decrease of $4.0 million in 2010 compared to 2009; and

•	a decrease in the LIBOR rates which resulted in a decrease of $1.2 million in 2010 compared to 2009;

Realized and unrealized (loss) gain on interest rate swaps. During 2010 and 2009, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $351.0 million and $300.0 million, respectively, and with average fixed rates of approximately 4.6% and 5.2%, respectively. Short term variable benchmark interest rates during these periods were generally less than 1.5% and, as such, we incurred realized losses of and $14.9 million and $10.9 million, respectively during 2010 and 2009 under the interest rate swap agreements.

Long-term benchmark interest rates declined in 2010, causing us to recognize an unrealized loss of $13.8 million in 2010. As a result of significant increases in long-term benchmark interest rates in 2009, we recognized an unrealized gain of $22.9 million in 2009. Please see “Item 5. Operating and Financial Review and Prospects: Valuation of Derivative Instruments” in our Annual Report on Form 20-F for the year ended December 31, 2011, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized (loss) gain on derivative instruments from period to period.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. We distribute the majority of our cash flow to shareholders through a full payout dividend policy.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties.

Our revolving credit facilities and term loans are described in Note 9 – “Long-Term Debt” to our financial statements included in Exhibit 99.1 to this Report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, thus having a significant impact our short-term liquidity requirements. Please read Note 9 – “Long-Term Debt” to our financial statements included in Exhibit 99.1 to this Report for a description of financial covenants in our revolving credit and term loan facilities. As at December 31, 2011, we and our affiliates were in compliance with all covenants relating to our revolving credit facilities and term loans.

As of December 31, 2011, our total cash and cash equivalents was $18.6 million. Our total liquidity, including cash and undrawn credit facilities, was $324.3 million as at December 31, 2011, compared to $490.9 million as at December 31, 2010. This decrease in liquidity was primarily the result of the Dropdown Predecessor drawing down $265.0 million under three revolving credit facilities in 2011, partially offset by our equity offering completed in February 2011, which provided net proceeds of $107.1 million. We believe that our working capital is sufficient for our present requirements. In February 2012, we completed a public offering of 17.25 million Class A common shares at a price of $4.00 per share, for total gross proceeds of $69.0 million. We used the net proceeds to repay $55.0 million of outstanding debt under our revolving credit facility and the balance for general corporate purposes. This offering further increased the amount of our total liquidity.

We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use this financial instrument for trading or speculative purposes.

Passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
	2011	2010	2009
Net cash flow from operating activities	24,020	58,402	129,197
Net cash flow (used in) from financing activities	(16,006)	48,051	(137,097)
Net cash flow used in investing activities	(4,337)	(101,996)	(8,366)

Operating Cash Flows

Net cash flow from operating activities primarily reflects fluctuations in spot tanker rates, change in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of the reduction in global oil demand that was caused by a slow-down in global economic activity that began in the latter part of 2008.

Net cash flow from operating activities decreased to $24.0 million in 2011, compared to $58.4 million in 2010. This decrease was primarily due to a $29.4 million net decrease in income from operations before depreciation, amortization, vessel impairments, net loss on sale of vessels and impairment of our goodwill, and a $24.2 million increase in realized losses on our interest rate swaps, partially offset by a $10.6 million decrease in interest expense and a $6.1 million decrease in dry-docking expenditures. The decrease in operating earnings before non-cash items is mainly attributed to a decrease in average TCE rates earned by our spot and time-charter vessels as global tanker markets weakened in 2011 primarily due to an oversupply of vessels. The $24.2 million increase in realized losses on our interest rate swaps was primarily the result of a $31.1 million interest rate swap settlement payment made by the Dropdown Predecessor concurrently with a reset of the fixed rate on an interest rate swap from 5.07% to 2.51% in January 2011. The decrease in dry-docking expenditures was due to a reduction in the number of dry dockings from five in 2010 to three in 2011.

Net cashflow from operating activities decreased to $58.4 million in 2010, compared to $129.2 million in 2009. This decrease was primarily due to a $37.3 million increase in non-cash working capital relating to our vessel operations, a $20.7 million net decrease in income from operations before depreciation, amortization and net loss on sales of vessels, a $14.9 million increase in interest expense, partially offset by a $6.5 million decrease in dry-docking expenditures. The decrease in income from operations before non-cash items was primarily the result of a decrease in average TCE rates earned by our spot and time-charter vessels in 2010. Changes in non-working capital items are primarily due to the timing of our cash receipts resulting from our time charter and pool revenues, and payments for the operating expenses incurred. The decrease in dry-docking expenditures was due to a reduction in the number of dry dockings from nine in 2009 to five in 2010.

Financing Cash Flows

Excluding the Dropdown Predecessor, during 2011 we borrowed $15.0 million on our revolving credit facilities and received $107.1 million in net proceeds from the February 2011 offering of 9.9 million Class A common shares. These funds were primarily used to make $118.3 million of long-term debt prepayments. In addition, the Dropdown Predecessor raised $33.4 million of net financing proceeds during 2011. We used such funds primarily to make a $31.1 million interest rate swap settlement payment concurrently with a reset of the fixed rate on an interest rate swap from 5.07% to 2.51%.

Excluding the Dropdown Predecessor, during 2010 we borrowed $185.0 million on our revolving credit facilities and received $202.6 million in net proceeds from offerings of our Class A common shares. We used these funds primarily to acquire five vessels from Teekay for $244.2 million, invest $115.6 million in term loans we made to a third party and prepay $33.1 million of credit facilities. In addition, the Dropdown Predecessor raised $132.5 million of funds from Teekay Corporation during 2010 and used such funds for net debt repayments.

Excluding the Dropdown Predecessor, during 2009 we received $65.5 million in net proceeds from offerings of our Class A common shares. We used these funds, along with net operating cash flow, to primarily to acquire one vessel from Teekay for $57.0 million and prepay $20.0 million of credit facilities. In addition, the Dropdown Predecessor had $66.2 million of net debt repayments which were primarily funded with net operating cash flow.

We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors. Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income (loss) attributable to the historical results of vessels, when the vessels were under the common control of Teekay but prior to their acquisition by us. Total cash dividends declared and paid during 2011 were $51.4 million, compared to $55.2 million in 2010 and $50.4 million in 2009. On February 28, 2012, we paid a cash dividend of $0.11 per common share relating to the quarter ended December 31, 2011.

Investing Cash Flows

Net cash outflow from investing activities was $4.3 million for 2011, compared to a net cash outflow of $102.0 million in 2010 and a net cash outflow of $8.4 million in 2009. During 2011, we incurred $4.3 million in vessel upgrade and equipment expenditures, compared to $12.0 million in 2010 and $8.4 million in 2009, primarily to meet required European Union environmental regulations.

During 2010, we invested $115.6 million in term loans we made to third parties and advanced $9.8 million to our joint venture for a VLCC newbuilding. Please refer to Notes 5 and 6 to the consolidated financial statements included in Exhibit 99.1 to this Report. In addition, we received gross proceeds of $35.5 million in 2010 from the sale of the Falster Spirit and the Sotra Spirit. There were no vessel sales in 2011 or 2009.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2011:

(in millions of U.S. dollars)	Total	2012	2013 and 2014	2015 and 2016	Beyond 2016
U.S. Dollar-Denominated Obligations
Long-term debt (1)	348.9	1.8	3.6	31.3	312.2
Long-term debt of Dropdown Predecessor (2)	559.8	24.5	82.6	119.3	333.4
Chartered-in vessels (operating leases) (3)	1.8	1.8	—	—	—
Technical vessel management and administrative fees	125.8	11.4	22.9	22.9	68.6
Newbuilding installments (4)	39.2	22.1	17.1	—	—

Total	1,075.5	61.6	126.2	173.5	714.2

(1)	Excludes expected interest payments of $3.8 million (2012), $7.3 million (2013 and 2014), $6.9 million (2015 and 2016) and $1.6 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus a margin of 0.60% at December 31, 2011 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.
(2)	Excludes expected interest payments of $15.6 million (2012), $29.4 million (2013 and 2014), $26.1 million (2015 and 2016) and $36.9 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus a weighted average margin of 0.49% at December 31, 2011 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.
(3)	Excludes payments required if we execute all options to extend the terms of two in-chartered leases. If we exercise all options to extend the terms of the two in-chartered leases, we would expect total payments of $4.8 million (2012) and $0.1 million (2013).
(4)	We have a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at December 31, 2011, the remaining commitments on the vessel, excluding capitalized interest and other miscellaneous construction costs, totaled $78.4 million of which our share is $39.2 million. Please read Note 6 – “Loan to Joint Venture” to our consolidated financial statements included in Exhibit 99.1 to this Report.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements included in Exhibit 99.1 filed with this Report.

Revenue Recognition

Description. We recognize voyage revenue using the percentage of completion method. Under such method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, voyage revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for the next voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. However we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the percentage of completion method, our revenues could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation and impairment charges. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

The following table presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2011. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. The estimated future undiscounted cash flows of certain vessels reflected in the following table may be significantly greater than their respective carrying values. Consequently, in these cases the following table would not necessarily represent vessels that would likely be impaired in the next twelve months, and the recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. The estimated future undiscounted cash flows of certain other vessels in the following table may only be marginally greater than their respective carrying values. Consequently, in these cases the recognition of an impairment in the future may be more likely given the number of potential events that could result in our reducing our estimate of future undiscounted cash flows.

(in thousands of USD, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Aframax, Suezmax and Product Tankers	22	$679,000	$1,035,372

(1)	Market values are based on second-hand market comparables. Since vessel values can be highly volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for our vessels, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience and our projections of the number of future conventional tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our historical experience, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment.

Dry docking

Description. We capitalize a substantial portion of the costs we incur during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. We immediately expense costs for routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized dry-docking expenditure requires us to estimate the period of the next dry docking. While we typically dry dock each vessel every 2.5 to 5 years, we may dry dock the vessels at an earlier date. The actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry dock date we will adjust our annual amortization of dry-docking expenditures. If we consider a vessel or equipment to be impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation expense than before the vessel impairment.

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of (loss) income.

Judgments and Uncertainties. The fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates and the current credit worthiness of ourselves and the swap counterparties. The estimated amount for interest rate swap agreements is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also impacted by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of global industrial companies with a similar credit rating and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. Please read Note 10 – “Derivative Instruments” of Exhibit 99.1 filed with this Report for the effects on the change in fair value of our derivative instruments on our consolidated statements of (loss) income.

Goodwill

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance will be affected by the potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to goodwill may significantly affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our vessels with goodwill was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, future spot tanker market rates, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. During 2011, a goodwill impairment charge of $19.3 million was recognized in our consolidated statements of (loss) income. The fair value of the vessels with goodwill was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected cash flows and the appropriate discount rates are in part based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions. As a result of the impairment charge, there was no goodwill attributable to any of our vessels as of December 31, 2011.